

December 18, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Remy International, Inc. and New Remy Holdco Corp.
Incoming letter dated December 18, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The transaction will constitute a "succession" for the purposes of Rule 12g-3(a) under the Exchange Act and New Holdco will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Holdco may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Form S-3. The Company's reporting history under the Exchange Act may also be used in determining whether New Holdco "meets the requirements for use of Form S-3" within the meaning of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Company's Exchange Act reporting history may be taken into account when determining New Holdco's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- The Division will not object if New Holdco, as successor to the Company, does not file a new registration statement under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statement on Form S-8, provided that New Holdco adopts the Company's registration statement by filing a post-effective amendment pursuant to Rule 414 under the Securities Act.

- New Holdco may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

Our positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.



Sincerely,

Luna Bloom
Attorney-Advisor



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

December 18, 2014

Mail Stop 4561

Robert S. Rachofsky
Willkie Farr & Gallagher, LLC
787 Seventh Avenue
New York, New York 10019-6099

Re: Remy International, Inc
New Remy Holdco Corp

Dear Rachofsky:

In regard to your letter of December 18, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

Securities Exchange Act of 1934—Rules 12g-3 and 12b-2
Securities Act of 1933—Forms S-3 and S-4
Securities Act of 1933—Rules 144 and 414
Securities Act of 1933 – Section 4(a)(3) and Rule 174

December 18, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: REMY INTERNATIONAL, INC. AND NEW REMY HOLDCO CORP.

Ladies and Gentlemen:

On behalf of Remy International, Inc., a Delaware corporation (the "**Company**"), we are requesting advice from the staff of the Office of Chief Counsel, Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "**Securities Act**"), and the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). These issues arise out of the Company's plan to become a subsidiary of a new holding company, named New Remy Holdco Corp. ("**New Holdco**"), concurrently with consummating a merger transaction with a wholly-owned subsidiary of Fidelity National Financial, Inc. ("**FNF**").

Background Information

1. The Company

The Company is a global market leader in the design, manufacture, remanufacture, marketing and distribution of non-discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. The Company sells its products worldwide primarily under the well-recognized "Delco Remy," "Remy", "World Wide Automotive" and "USA Industries" brand names, as well as its customers' well-recognized private label brand names. For the year ended December 31, 2013, the Company generated net sales of $1.1 billion, net income attributable to common stockholders of $39.7 million and adjusted EBITDA of $138.9 million, representing 12.4% of its 2013 net sales. For the year ended December 31, 2012, the Company generated net sales of $1.1 billion, net income attributable to common stockholders of $138.6 million, due to a release of a valuation allowance of $89.4 million, and adjusted EBITDA of $155.5 million, representing 13.7% of its 2012 net sales. The Company was incorporated in the State of Delaware in 1993. On December 13, 2012, the Company completed its initial public offering (through a subscription offering to employees) and became listed on The NASDAQ Global Select Market under the symbol "REMY".

The Company is authorized to issue 240,000,000 shares of common stock, par value $0.0001 per share ("**Company Common Stock**"), and 40,000,000 shares of preferred stock, par value $0.0001 per share. As of October 31, 2014, 31,931,601 shares of Company Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The Company Common Stock is registered under Section 12(b) of the Exchange Act. The Company is an accelerated filer under Exchange Act Rule 12b-2 and had a market capitalization of approximately $575 million (including shares held by affiliates) as of December 17, 2014.[1] The only class of securities with respect to which the Company has a reporting obligation under the Exchange Act is the Company Common Stock. The Company is current in all of its reporting obligations under the Exchange Act.

The Company currently maintains the Remy International, Inc. Omnibus Incentive Plan (the "**Plan**"). As of October 31, 2014, 454,805 shares of Company Common Stock were subject to outstanding options issued under the Plan ("**Company Options**"). The Company maintains an effective registration statement on Form S-8 with respect to the Plan, Registration No. 333-186691 filed with the Commission on February 14, 2013 (such registration statement, the "**Company S-8**"). The Company has no public debt outstanding.

Other than as set forth above, no other securities of the Company are outstanding.

2. Fidelity National Financial, Inc.

FNF is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF is the nation's largest title insurance company through its title insurance underwriters – Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title – that collectively issue more title insurance policies than any other title company in the United States. FNF also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services, LLC and ServiceLink Holdings, LLC.

In addition, FNF owns majority and minority equity investment stakes in a number of entities. These entities include the Company (in which FNF owns 51.1% of the outstanding Company Common Stock (the "**FNF-Owned Company Shares**")), Fidelity National Technology Imaging, LLC ("**Imaging**"), and several other companies.

---

[1] The market capitalization of shares held by non-affiliates as of December 17, 2014 was approximately $258 million.

FNF originally acquired approximately 47% of the common stock of the Company upon the Company's emergence from bankruptcy in 2007. In the third quarter of 2012, FNF acquired additional shares of the Company, bringing its total ownership to 51.1% and began to consolidate the Company in its financial statements. At the time FNF began to consolidate the Company, FNF applied purchase accounting to record the then-fair value of the assets and liabilities of the Company, and recorded the excess of assets over liabilities at that date as goodwill. As a result of this purchase accounting, FNF reports different income statement and balance sheet amounts for the Company than the Company itself reports for the same periods and dates.[2] For example, for the second quarter of 2014, on FNF's basis the Company had approximately $5 million of net income (before the 49% minority interest), while the Company itself reported approximately $10 million on a stand-alone basis. Further, at June 30, 2014, FNF reported total assets for the Company of $1,314 million, while the Company reported total assets of $1,180 million on a stand-alone basis.

Imaging is a wholly-owned subsidiary of FNF. Imaging's business consists mainly of services including: document preparation, conversion, classification and indexing; data extraction including optical character recognition and intelligent character recognition software; data redaction; and records management and destruction. Imaging is far smaller than the Company. In 2013, it had total revenue of $12 million and pre-tax operating income of $3 million. Based on the Company's 2013 financial results, this represents approximately 1% of the Company's total revenue and 3% of the Company's pre-tax operating income. At December 31, 2013, Imaging had total assets of $10 million, total liabilities of $3.5 million and total equity of $6 million. Compared to the Company's historical 2013 financial results, these historical Imaging amounts equal approximately 0.9% of the Company's total assets, 0.6% of the Company's total liabilities and 1.2% of the Company's total equity. Imaging is being included in the transaction with the Company, as further described below, in order to satisfy the tax requirement that a spin-off include a so-called "active trade or business."

In July 2014, FNF completed a recapitalization in which, in exchange for its existing single class of common stock, it issued to its existing stockholders two tracking stocks, one designated the FNF group common stock ("**FNF common stock**") and the other designated the Fidelity National Financial Ventures group, or FNFV group, common stock ("**FNFV common stock**"). The FNF common stock tracks the historic core operations of FNF, including its title insurance businesses and other mortgage service businesses, while the FNFV common stock tracks and reflects the separate economic performance of the businesses, assets and liabilities attributed to the FNFV group, which include, among others, FNF's interest in the Company and its ownership interest in Imaging. The FNF common stock and FNFV common stock each trade on the NYSE under the symbols "FNF" and "FNFV," respectively, and FNF is as a result a reporting company pursuant to Section 12(b) of the Exchange Act. The market capitalization of the FNF common stock was approximately $9.3 billion as of December 17, 2014, while that of the FNFV common stock was approximately $1.3 billion.

---

[2] Because FNF did not acquire an 80% or greater share of the Company, there was no push down of the third quarter of 2012 purchase accounting basis to the Company's stand-alone financial statements.

Since the third quarter of 2012, FNF has consolidated the Company in FNF's financial statements and has reported the Company as a separate reporting segment of FNF's operations. This segment treatment has meant, among other things, that the Company's financial results have been broken out in FNF's segment reporting footnote each quarter and that the Company has been separately discussed in the management's discussion and analysis of financial condition and results of operations sections of FNF's periodic reports on Forms 10-K and 10-Q.

Transaction Overview

As previously announced in the Company's Current Report on Form 8-K filed on September 9, 2014, the Company and FNF have agreed to enter into a transaction that will result in the tax-free distribution of beneficial ownership of the FNF-Owned Company Shares to the holders of the FNFV common stock. The transaction will occur pursuant to a merger agreement among FNF, the Company, New Remy Corp., a newly-formed subsidiary of FNF ("**New Remy**"), New Holdco, which is itself a newly-formed subsidiary of New Remy, and two transitory merger subs of New Holdco ("NR Merger Sub" and "OR Merger Sub"). For tax purposes, the transaction uses a so-called "double dummy" structure and will be effected as follows: (i) FNF will contribute its shares of the Company, together with 100% of the outstanding units of Imaging, to New Remy; (ii) the shares of New Remy will then be distributed as a dividend by FNF to the holders of FNFV common stock (the "**Spin-off**"); (iii) immediately thereafter, New Remy will merge with NR Merger Sub, with New Remy surviving the merger as a wholly-owned subsidiary of New Holdco, and with FNFV group stockholders receiving New Holdco shares in exchange for their shares of New Remy (the "**NR Merger**"); and (iv) immediately after the preceding step, the Company will merge with OR Merger Sub, also surviving the merger as a wholly-owned subsidiary of New Holdco, with stockholders of the Company (other than New Remy) receiving New Holdco shares in exchange for their shares of Company Common Stock (the "**OR Merger**" and, together with the NR Merger, the "**Mergers**"). All of the foregoing steps will occur on the same day. Slides showing the foregoing steps are attached as Annex A to this letter.

In the NR Merger, each outstanding share of New Remy common stock (other than shares owned by New Remy) will be converted into a number of shares of common stock, par value $0.0001, of New Holdco ("**New Holdco Common Shares**") equal to the New Remy exchange ratio. The New Remy exchange ratio is obtained by dividing the sum of (i) 16,342,508 (which is equal to the number of FNF-Owned Company Shares) and (ii) 272,851 (the number of shares of New Holdco to be issued in respect of the contribution of the Imaging business), by the number of shares of New Remy common stock outstanding as of the effective time of the NR Merger, rounded to the nearest five decimal places. The number of outstanding shares of New Remy common stock will equal the number of shares of FNFV common stock outstanding on the record date for the Spin-off. New Remy stockholders will not receive any fractional shares in the NR Merger. The exchange agent will aggregate and sell on the open market the fractional shares of New Holdco common stock that would otherwise be issued in the NR Merger, and if a New Remy stockholder would have been entitled to receive a fractional share of New Holdco common stock in the NR Merger, such stockholder will instead receive the net cash proceeds of the sale attributable to such fractional share. Each share of New Remy common stock owned by New Remy will be cancelled without consideration.

In the OR Merger, each outstanding share of Company Common Stock (other than shares owned by the Company or New Remy) will be converted into the right to receive one New Holdco Common Share. Each share of Company Common Stock owned by the Company will be cancelled without consideration. Each share of Company Common Stock owned by New Remy will remain issued and outstanding and will be unaffected by the OR Merger.

Before the start of the foregoing transactions, New Remy holds 1,000 shares of New Holdco common stock, which in turn owns NR Merger Sub and OR Merger Sub. As described above, more than 32 million shares of New Holdco common stock will be issued in the Mergers, resulting in the ownership of New Holdco by the public (the 1,000 shares held by New Remy will be canceled immediately following the Mergers). As a result, New Holdco will become the new public holding company for the Company and New Remy. Neither of the Mergers will occur unless both Mergers occur. Upon completion of the transactions, the Company's former stockholders (other than FNF and its affiliates) will collectively own approximately 48.5% and FNFV group stockholders will collectively own approximately 51.5% of the New Holdco Common Shares.

Following the completion of the Mergers, New Holdco will change its name to Remy International, Inc., and the Company will change its name to "Remy Holdings, Inc." Like the Company, New Holdco is incorporated in Delaware, and its certificate of incorporation and bylaws will be identical to those of the Company, except that New Holdco's bylaws will not include a provision included in the Company's bylaws that provides indemnity to directors in connection with claims arising from the 2007 bankruptcy reorganization of the Company, because New Holdco was not part of that reorganization. The shares of New Holdco will trade on The NASDAQ Global Select Market following the Mergers under the symbol "REMY," again like those of the Company before the Mergers. For accounting purposes, the Company is considered the receiving entity in a common control transaction and is therefore determined to be the predecessor for accounting purposes (comparable to the accounting acquirer in a transaction between companies not under common control, except that as described below FNF's basis of accounting for the operations of the Company is used for the period in which they were under common control).

As a result of these steps, the FNFV group stockholders will ultimately hold shares in New Holdco representing a 51.5% interest in an entity that owns 100% of the operations of the Company, rather than a 100% interest in New Remy, which in turn owns a 51.1% interest in the operations of the Company. The principal effect of the transactions will be the spin-off of the FNF-Owned Company Shares to the FNFV group stockholders. New Holdco will be 100% owned by the FNFV group stockholders and the stockholders of the Company other than FNF and its affiliates.

In addition, at the effective time of the Mergers, (i) each outstanding Company Option will become an option to acquire, on the same terms and conditions as were applicable to such Company Option immediately prior to the Mergers, a number of New Holdco Common Shares equal to the number of shares of Company Common Stock as were subject to the Company Option prior to the Mergers and (ii) each share of restricted stock of the Company that is outstanding and subject to vesting or forfeiture conditions will be converted into a share of restricted stock of New Holdco, subject to the same terms and conditions as the restricted stock of the Company prior to the Mergers.

The transaction is currently expected to close in the fourth quarter of 2014 or January 2015, following the satisfaction of specified closing conditions, including the adoption of the merger agreement and approval of the OR Merger by the Company's stockholders. As FNF has agreed to vote the FNF-Owned Company Shares in favor of the transactions, such approval is assured.

Effect on Business and Structure of the Company

The Company is undertaking the proposed transactions because it believes there will be a number of benefits from eliminating FNF's majority ownership in this fashion. The Company's principal purposes and reasons for the transactions are:

- to eliminate FNF's majority control of the Company Common Stock and board of directors;
- to allow FNF to dispose of its majority stock ownership in the Company in a manner that is not disruptive to the public trading market for the Company's shares;
- to increase the liquidity of the Company Common Stock;
- to afford the Company's stockholders (other than FNF and its affiliates) the opportunity to receive a control premium in any future change of control transaction involving the Company;
- to better enable the Company to pursue its strategic plans and create additional long-term value for the Company's stockholders;
- to eliminate the market "overhang" that may result from FNF's ownership; and
- to attract additional analyst coverage of the Company.

The proposed transactions will not result in any change in the business operations of the Company, although New Holdco will also have the operations of Imaging, a relatively insignificant new subsidiary. Moreover, the material business and operational risks faced by New Holdco will be the same as those faced by the Company prior to the Mergers. With respect to management structure, the executive officers of New Holdco following the Mergers will be the same as those of the Company prior to the Mergers, with the exception that the General Counsel of the Company, who also serves as General Counsel of FNF, will cease to serve in such capacity for the Company after the Mergers. Also, the board of directors of New Holdco will initially consist of six members, five of whom will be persons who serve today on the Company's eight-member board of directors, and the sixth of whom will be the current Chief Executive Officer of the Company (who as noted above will serve as Chief Executive Officer of New Holdco following the Mergers).

As a result of the foregoing factors, this transaction is even closer in substance to a pure holding company reorganization than many transactions that have combined a reorganization and a significant acquisition and have sought no-action requests relief as to successor issuer matters. The assets and liabilities of New Holdco post-Mergers will be fundamentally the same as those of the Company, and the number of its outstanding shares will be less than 1% greater than those of the Company (all of which additional shares will be held by FNFV common stockholders who already own an indirect interest in the Company). In substance, the only structural change resulting from the transactions is that, after the shares of New Holdco are distributed to the holders of the FNFV common stock, New Holdco will be owned directly by a more numerous and diverse group of stockholders than the Company.

Information to be Available Concerning the Transactions

As a result of the legal form of the Mergers, New Holdco filed a Registration Statement on Form S-4 (File No. 333-199182) on October 6, 2014 (as amended prior to its effectiveness, the "**Form S-4**"), including therein a prospectus, which also constitutes a proxy statement for the meeting of the stockholders of the Company to be held to approve the OR Merger. The Form S-4 relates to New Holdco Common Shares that will be exchanged for Company Common Stock and New Remy common stock in the Mergers. The Form S-4 was declared effective on December 1, 2014.

The Form S-4 includes or incorporates by reference extensive and detailed descriptions of the following, among other things: (i) the business of the Company; (ii) a detailed description of the Mergers; (iii) historical financial statements and information for each of the Company and the predecessor to New Remy and New Holdco (including five years of selected financial data, management's discussion and analysis, and audited financial statements for the three-year period ended December 31, 2013, along with unaudited financial statements for the most recent interim period); (iv) unaudited pro forma condensed combined financial information for New Holdco; (v) information with respect to the persons who will serve as directors and executive officers of New Holdco and their historic compensation at the Company; (vi) a detailed description of the New Holdco Common Shares, the rights of the holders of which are identical to the rights of the holders of Company Common Stock; and (vii) risk factors related to the transactions and New Holdco. These documents also include a brief description of Imaging (which is of an appropriate length given its small size as compared to the Company), and selected financial information for Imaging covering the last three full years and the latest interim period (and the comparative prior year interim period).

In addition, New Remy separately filed a registration statement on Form S-1 (File No. 333-199291) on October 10, 2014 (the "**Form S-1**") with respect to the shares of New Remy to be issued to holders of FNFV common stock in the Spin-off. The Form S-1 also includes extensive information about New Remy and New Holdco (the operations of both of which essentially consist of the operations of the Company), including the same audited financial information for the predecessor of New Remy and New Holdco as is included in the Form S-4. The Form S-1 was also declared effective on December 1, 2014.

The information that will be available concerning New Holdco is at least as extensive as the information that would be available with respect to the combined business if the Company were to acquire New Remy directly through a standard reverse triangular merger or standard forward triangular merger and report the acquisition on a Form 8-K.

New Holdco will also file a Form 8-K reporting the consummation of the Mergers following the closing of the Mergers (and, in any event, within four business days thereafter), including therein disclosures and information required by Item 2.01 of Form 8-K, and any financial statements and pro forma information required under Item 9.01 of Form 8-K (which may be incorporated by reference to the Form S-4), as well as, to the extent applicable, disclosures required by the other items of Form 8-K.

When considering the information that will be available about New Holdco, it is worth emphasizing that New Holdco is, for all intents and purposes, the Company. It has the same operations, with the exception only of Imaging, the operations of which are very small (approximately 1%) compared to the Company's operations. It is incorporated in the same state and has organizational documents that are essentially identical to those of the Company. As discussed above, it will be run by the same Chief Executive Officer and (with one exception) other officers, and five of its six directors will be persons who serve today as directors of the Company. As noted above, given the relative insignificance of Imaging, this transaction is even closer in substance to a pure holding company reorganization than many transactions that have combined a reorganization and a significant acquisition and have been the subject of no-action requests comparable to this one. The only meaningful difference between New Holdco and the Company is that, after the shares of New Holdco are distributed to the holders of the FNFV common stock, New Holdco will be owned directly by a more numerous and diverse group of stockholders than the Company.

As described above, FNF accounts for the Company on a different basis than the Company itself uses, as a result of FNF's 2012 acquisition of a controlling interest in the Company. As a result of accounting rules relating to the treatment of transactions occurring within controlled groups, the parties have determined that FNF's basis of accounting for the Company is the basis on which New Remy must present its financial statements, and also the basis on which New Holdco will present its financial statements following the Mergers. Both the Form S-4 and the Form S-1 make clear that New Holdco will present the financial results of the Company differently from the presentation of the Company prior to the transactions. Both include, among other things, full audited financial statements and unaudited interim financial statements for the periods required by Forms S-4 and S-1 on the new basis, full selected financial information on the new basis and full management's discussion and analysis of financial condition and results of operations on the new basis, among other information. Financial information on the new basis of accounting will also be included or incorporated by reference in the Form 8-K filing referred to above following closing of the Mergers. Given these disclosures, and the substantial identity of operations of New Holdco with those of the Company as discussed above, we do not believe that this different basis of accounting should impact the conclusions we are requesting from the Staff in this letter.[3]

---

[3] We note that a number of the other situations in which no-action relief on succession has been granted in connection with an acquisition have involved significant acquisitions that have had the potential to significantly change the financial results of the successor company from those of the predecessor company. *See, e.g., Endo Health Solutions, Inc., infra (acquisition of Paladin Labs Inc., which resulted in over 20% of the shares of New Endo being issued to Paladin shareholders); GrafTech Int'l Ltd., infra (acquisition of two target companies resulted in issuance of 16.5% of new company's shares to target shareholders).* In this situation, by contrast, given the small size of Imaging, the

Reasons for Choice of Transaction Structure

The parties have chosen to structure the transaction as a holding company reorganization combined with an acquisition (the "**Holdco Structure**"), a structure which is the same as or substantially similar to the structures outlined in numerous no-action letters that have provided relief similar to that requested in this letter, including the *GrafTech Int'l. Ltd.* (*available November 4, 2010*) and *World Access, Inc.* (*available October 28, 1998*) no-action letters. Among others, the *AT&T Comcast* (*available November 18, 2002*) no-action letter describes an essentially identical transaction, in which AT&T spun-off its broadband business (AT&T Broadband), immediately followed by mergers of AT&T Broadband and Comcast Corporation into shell subsidiaries of a newly-formed holding company, AT&T Comcast Corporation. Other more recent examples include the transactions described in *Endo Health Solutions, Inc. (available February 28, 2014)* and *Perrigo Company, Perrigo Company Limited and Elan Corporation plc (available December 17, 2013) ("Perrigo").*. The parties chose this Holdco Structure because it provided greater certainty with respect to the tax treatment of the transactions.

The parties could have structured the transactions by having the Company establish a new wholly-owned merger subsidiary and enter into an agreement providing for the merger of that merger subsidiary with and into New Remy, with New Remy surviving as a subsidiary of the Company and the stockholders of New Remy receiving the same percentage ownership interest in the Company that they will hold in New Holdco under the Holdco Structure. In that situation, there would be no actual "succession," since the Company Common Stock would remain registered under the Exchange Act, the Company would retain its reporting history for all purposes, and the Company would remain eligible to use Form S-3. Although this structure could accomplish the transactions and does not raise any succession issues, it would not provide the same certainty as the Holdco Structure for tax purposes. Further, even if the parties had used this structure, the Company would have still become required to adopt FNF's basis of accounting for the Company as a result of the transactions. New Holdco should not receive a less favorable result than the Company would have in terms of succession issues merely because of the technical differences between the Holdco Structure and a reverse triangular merger structure as described above.

Summary of Request for Relief

On behalf of the Company and New Holdco, we respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

1. *Rules 12g-3(a) and 12b-2.* The transactions constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the New Holdco Common Shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Mergers, and New

---

change is primarily in the reported results for the same operations. We believe that the substantial identity of operations between the Company and New Holdco should make it easier to grant no-action relief in this situation than in those situations involving a more significant acquisition.

Holdco, as successor to the Company, will be deemed an accelerated filer for purposes of Exchange Act Rule 12b-2.

2. *Form S-3 Eligibility*. New Holdco may include the Company's reporting history and status prior to the transactions in determining whether New Holdco meets the eligibility requirements for the use of Form S-3, for the use of Form S-3 level disclosure in any Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

3. *Rule 144*. New Holdco, upon consummation of the Mergers, may include the Company's reporting history and status in determining whether New Holdco meets the "current public information" requirements in Rule 144(c)(1).

4. *Rule 414*. Following the Mergers, New Holdco will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act and may file post-effective amendments to the Company S-8 as contemplated by Rule 414.

5. *Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)*. New Holdco requests that the Staff confirm that, in accordance with Rule 174(b) under the Securities Act, New Holdco need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

Discussion

1. Exchange Act Rules 12g-3(a) and 12b-2

Exchange Act Rule 12g-3(a), where relevant, provides that where, in connection with a succession by merger, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or (g) of the Exchange Act, then the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain exceptions not relevant here.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of assets comprising a going business. In the Mergers, although New Holdco will be acquiring assets of a going business, it will be doing so indirectly, with the Company being an indirect wholly-owned subsidiary of New Holdco. However, we are of the view that the structure of the transactions should not prevent New Holdco from being deemed to have made a "direct acquisition" of the business of the Company and thus to be the successor to the Company under Exchange Act Rule 12g-3(a). Indeed, the Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than requiring direct ownership by the successor, including in various holding company reorganization structures. *See, e.g., Endo Health Solutions, Inc., supra, Perrigo, supra, GrafTech Int'l. Ltd., supra, AT&T Comcast, supra, and World Access, Inc., supra.* The foregoing examples of holding company reorganization structures each involved a holding company reorganization and the acquisition of a private company or companies concurrently therewith or immediately thereafter, which structure, as indicated above, is the same as or substantially similar to the Holdco Structure.

Given that the Holdco Structure is the same as or substantially similar to structures in which the Staff has previously granted relief under Exchange Act Rule 12g-3(a), we are of the view that, if the Mergers are consummated, New Holdco should be deemed the successor to the Company, particularly given the detailed information that is and will be available regarding the transactions and the constituent companies and, as explained above, our view that the transactions will not significantly alter the nature of the business currently conducted by the Company.

Moreover, the fact that New Remy will be a reporting company under Section 15(d) of the Exchange Act immediately prior to the Mergers should not affect the Staff's conclusion with respect to the relief requested under Rule 12g-3(a). New Remy will have an essentially transitory life as a public company; its public shares will be issued on the morning of the closing only to an exchange agent for the benefit of the FNFV common stockholders (and not to the holders themselves), and will be outstanding for only so long as it then takes to complete the NR Merger (this is expected to take only a few minutes). Once the NR Merger occurs, New Remy will promptly file Form 15 to suspend its Section 15(d) reporting obligation, consistent with the guidance in Staff Legal Bulletin No. 18. New Remy's short lifespan as a public company should not affect the availability of relief under Rule 12g-3(a).

As noted above, the Company is an accelerated filer under Exchange Act Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's filer status under Exchange Act Rule 12b-2. *See, e.g., Tower Group, Inc., supra, Jazz Pharmaceuticals Inc., supra, Willbros Group, Inc. (available February 27, 2009), Galileo Holding Corp., supra, and Roper Industries, Inc. (available July 1, 2007).* We believe the same should apply to New Holdco with respect to its status as an accelerated filer.

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Mergers, the New Holdco Common Shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Exchange Act Rule 12g-3(a). We further request that the Staff concur in our opinion that New Holdco, as successor to the Company, will succeed to the Company's filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed an accelerated filer under Exchange Act Rule 12b-2.

2. Form S-3 Eligibility, Form S-3 Level Disclosure in Form S-4 and Form S-8

General Instruction I.A.7(a) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if its predecessor and it, taken together, meet such conditions, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The Company currently meets the eligibility conditions of Form S-3 and is expected to continue to do so as of the completion of the Mergers. The proposed succession of New Holdco to the business and assets of the Company may not, however, meet the requirements of General Instruction I.A.7(a). We strongly believe, however, that the form of the transactions should not dictate the result, and that the Staff's view on our opinion that New Holdco can take into account the Company's reporting history and status for the purposes set forth below should be based on the substance of the transactions. *See, e.g., Endo Health Solutions, Inc., supra.*

We note that the purpose of short-form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that continued eligibility for New Holdco for short-form registration following the Mergers is appropriate because, among other things:

- the Company has been an Exchange Act reporting company since 2012 and is currently in compliance with its Exchange Act reporting obligations;
- the Form S-4 and Form S-1 filed in connection with the transactions include detailed and extensive information concerning the transactions, New Remy, New Holdco and related matters;
- the transactions will not significantly alter the nature of the business currently being conducted by the Company or the extent of information available to investors related to the Company;
- the assets and liabilities of New Holdco will be essentially the same as those of the Company;
- the Company will be considered the predecessor of New Holdco for accounting purposes; and
- the only meaningful difference between New Holdco and the Company will be that, after the shares of New Holdco are distributed to the holders of the FNFV common stock, New Holdco will be owned directly by a more numerous and diverse group of stockholders than the Company.

Our view on the appropriateness of permitting New Holdco to take into account the Company's reporting history and status prior to the Mergers for determining New Holdco's Form S-3 eligibility is influenced by the substantive effect of the Mergers, which, similar to transactions described in the *Endo Health Solutions, Inc.* and *GrafTech Int'l, Ltd.* no-action letters, will result in the Company and its subsidiaries being wholly-owned subsidiaries of a new parent company (in the form of New Holdco) that will be controlled by the former stockholders of the Company (or in the case of FNF, the persons who had an indirect interest in the stock of the Company by virtue of their ownership of FNFV common stock) upon consummation of the Mergers.

Most importantly, we believe that in choosing to effect the transactions through the Holdco Structure, the Company should not be penalized for structuring the transactions in a manner that it believes is in the best interests of the Company and its stockholders by being deprived of an efficient means to access the capital markets. As noted above, if the Company had instead chosen to structure the transactions as an acquisition of New Remy, continued use of the Company's reporting history would not be at issue.

As noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." The Company had a total market capitalization of approximately $586 million as of November 14, 2014 (including the FNF-Owned Company Shares), has an average 30-day trading volume of approximately 66,350 shares a day, and by the time of the Mergers will have been an Exchange Act reporting company for two years. As New Holdco, that widespread following is anticipated to continue and in fact to increase. The purpose of short-form registration is also to "enhance [a company's] ability to access the public securities markets" as described by the Commission in Securities Act Release No. 33-8878. Indeed, the Company losing its reporting history (in the form of New Holdco) could seriously and adversely affect its ability to access the capital markets opportunistically, a penalty that should not result from a focus on the form, rather than the substance, of the transactions.

Further, we strongly believe that permitting New Holdco to take into account the Company's reporting history is appropriate given the widespread, direct and contemporaneous accessibility to the Company's historical disclosure, as well as the Form S-4 and Form S-1 filed in connection with the transactions. In this regard, any registration statement on Form S-3 filed by New Holdco after the Mergers and prior to the filing of New Holdco's 2014 annual report on Form 10-K would specifically incorporate by reference the Company's historical Exchange Act reports, which reports will continue to be accessible at little or no cost to those interested in obtaining the information, in addition to the Form 8-K to be filed by New Holdco upon completion of the transactions. Also, we note that the disclosure about New Holdco available to investors in a Form S-3 (with the Company historical information and the foregoing Form 8-K incorporated by reference) and a Form S-1 would not be meaningfully different. In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement disclosures would be the same. However, the material difference between the two types of filings would be the administrative burden and cost to New Holdco in preparing Form S-1 registrations, as well as the loss to New Holdco of appropriate flexibility and an efficient means to opportunistically access the capital markets.

We note that the Staff has granted Form S-3 eligibility relief on prior occasions as it relates to holding company reorganizations. *See, e.g., Endo Health Solutions, Inc., supra, Perrigo, supra, GrafTech Int'l. Ltd., supra, News Corp. Ltd. (available November 3, 2004) and World Access, Inc., supra.* The facts set forth in the *GrafTech Int'l. Ltd.* no-action letter involved a holding company reorganization that was to be immediately followed by the acquisitions of two private companies. Assuming the acquisition of the private companies as contemplated in the *GrafTech Int'l. Ltd.* no-action letter, the private company shareholders would own 16.5% of the holding company parent. The proposed transactions are not substantively different from the transactions described in the *GrafTech*

Int'l. Ltd. no-action letter. Following the Mergers, the historic stockholders of the Company (or in the case of FNF, the stockholders of the largest stockholder of the Company) will own 100% of the outstanding New Holdco Common Shares. In fact, in this respect, the transactions (as noted above) are perhaps even more similar to pure holding company reorganizations unaccompanied by an acquisition, such as those described in the *Oshkosh Corporation (available June 30, 2014)* and *Pediatrix Medical Group Inc. (available November 22, 2008)* no-action letters. Further, like *GrafTech Int'l. Ltd.*, the current transaction does not involve a change in the jurisdiction of domicile of the issuer (both the Company and New Holdco are incorporated in Delaware).

Based on the foregoing, we respectfully request that the Staff concur in our opinion that, after the completion of the Mergers, New Holdco may take into account the reporting history and status of the Company prior to the completion of the Mergers in determining whether New Holdco meets the eligibility requirements of Form S-3, in determining whether New Holdco "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

3. Rule 144

Affiliates of New Holdco who desire to sell New Holdco Common Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule.

The purpose of Rule 144(c)(1), much like the disclosure requirements for Forms S-3, S-4 and S-8, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately following the Mergers, New Holdco will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under "Form S-3 Eligibility, Form S-3 Level Disclosure in Form S-4 and Form S-8," we believe that the Company's reporting history should be taken into account for purposes of determining whether New Holdco satisfies the Rule 144(c)(1) eligibility requirements, since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior reports and future reports filed by the Company, the Form S-4 and Form S-1 and any future reports to be filed by New Holdco. In these circumstances, we believe that there will be information available covering New Holdco that is both adequate and current for purposes of Rule 144(c)(1). The Staff has taken similar positions in the context of various holding company reorganizations and other transactions. *See, e.g., Endo Health Solutions, supra, Jazz Pharmaceuticals, supra, GrafTech Int'l. Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, and World Access, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Mergers may be taken into account in determining whether New Holdco has complied with the current public information requirements of Rule 144(c)(1) following the Mergers.

4. Rule 414

Rule 414 under the Securities Act provides that if, under certain circumstances, an issuer has been succeeded by another issuer for the purpose of changing its state or country of incorporation or form of organization, then the registration statements of the predecessor will be deemed to be the registration statements of the successor for the purpose of continuing the offerings covered by such registration statements.

With one exception, the transactions will satisfy the conditions enumerated in Rule 414. That exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, New Holdco will not directly acquire all of the assets and assume all of the liabilities and obligations of the Company. However, all such assets and liabilities will remain with the Company following the Mergers, as a result of which the Company will become an indirect wholly-owned subsidiary of New Holdco. As a result, consistent with the spirit of Rule 414, New Holdco will indirectly acquire all such assets and will assume all such liabilities and obligations as a result of the Mergers, and the consolidated assets and liabilities of the Company immediately following the Mergers will be identical to the consolidated assets and liabilities of the Company immediately prior to the Mergers. We believe satisfaction of the spirit, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b). *See, e.g., Tower Group, Inc., supra, and Pentair, Inc. and Tyco Flow Control International Ltd. (available September 20, 2012).*

Again, subject to this exception and the reasons we believe such exception should not affect the applicability of Rule 414, New Holdco will comply with the conditions of Rule 414, including the amendment of the Company S-8 pursuant to Rule 414(d) (which rule states that the successor issuer will file an amendment to the registration statements of the predecessor issuer expressly adopting such statements as its own registration statements and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading in any material respect).

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company S-8 should be deemed to be the corresponding registration statement of New Holdco as the successor issuer for the purpose of continuing the offering contemplated thereby as provided in Rule 414 promulgated under the Securities Act and that New Holdco may file a post-effective amendment to the Company S-8 as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Staff in, among others, *Tower Group, Inc., supra,* and *Pentair, Inc. and Tyco Flow Control International Ltd., supra.*

5. Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, the Company is a reporting company under the Exchange Act. Because New Holdco will, immediately following the transactions, have, on a consolidated basis, substantially the same assets, liabilities, business and operations as the Company immediately prior to the transactions, New Holdco will be the successor-in-interest to the Company. Therefore, it is our opinion that dealers of New Holdco Common Shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

* * * *

Thank you for your attention to this matter. If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to call the undersigned at (212) 728-8088 or Ann Harrington at (212) 728-8893.

Sincerely,



Robert S. Rachofsky

cc: John J. Pittas – *Remy International, Inc.*
Michael L. Gravelle – *Fidelity National Financial, Inc.*
Ann Harrington – *Willkie Farr & Gallagher LLP*

Annex A

1. Initial Structure


Holders of FNF common stock
Holders of FNFV common stock
FNF
Other holders of common stock of the Company
51%
Other operations
Imaging
New Remy
Remy International, Inc. (the "Company")
New Holdco
NR Merger Sub
OR Merger Sub

2. FNF contributes its shares of the Company and Imaging to New Remy



Holders of FNF common stock
Holders of FNFV common stock
FNF
Other operations
New Remy
Other holders of common stock of the Company
51%
Imaging
New Holdco
The Company
NR Merger Sub
OR Merger Sub

3. FNF spins off New Remy to the holders of FNFV common stock



Holders of FNF common stock
Holders of FNFV common stock
FNF
100%
Other holders of common stock of the Company
Other operations
New Remy
51%
Imaging
New Holdco
The Company
NR Merger Sub
OR Merger Sub

4. NR Merger – New Remy becomes a subsidiary of New Holdco



Holders of FNFV common stock
FNF
16,615,359 shares
New Holdco
OR Merger Sub
New Remy
Other holders of common stock of the Company
51%
Imaging
The Company

5. OR Merger – The Company merges with OR Merger Sub*


Holders of FNFV common stock
Former other holders of common stock of the Company
FNF
51.5%
48.5%
New Holdco
49%
100%
The Company
51%
New Remy
Imaging

Note: Immediately following the OR Merger, New Holdco will contribute its shares of the Company to New Remy, so that New Remy (itself a wholly-owned subsidiary of New HoldCo) will own 100% of both the Company and Imaging.

3. FNF spins off New Remy to the holders of FNFV common stock



Holders of FNF common stock
Holders of FNFV common stock
FNF
100%
Other holders of common stock of the Company
Other operations
New Remy
51%
Imaging
New Holdco
The Company
NR Merger Sub
OR Merger Sub

4. **NR Merger – New Remy becomes a subsidiary of New Holdco**


Holders of FNFV common stock
FNF
16,615,359 shares
New Holdco
OR Merger Sub
New Remy
Other holders of common stock of the Company
51%
Imaging
The Company

5. OR Merger – The Company merges with OR Merger Sub*



Holders of FNFV common stock
Former other holders of common stock of the Company
FNF
51.5%
48.5%
New Holdco
49%
100%
The Company
51%
New Remy
Imaging

Note: Immediately following the OR Merger, New Holdco will contribute its shares of the Company to New Remy, so that New Remy (itself a wholly-owned subsidiary of New HoldCo) will own 100% of both the Company and Imaging.